PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69768

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VNTR Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

152 Madison Avenue, 7th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon (Name) 516-490-8400 (Area Code – Telephone Number) jnixon@goldcrestcpa.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500 (Address) Atlanta (City) GA (State) 30326 (Zip Code)

05/05/09 (Date of Registration with PCAOB)(if applicable) 3514 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Eric Brachfeld, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VNTR Securities LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BINTOU DIAOU
Notary Public - State of New York
NO. 01DI0023682
Qualified in New York County
My Commission Expires Apr 18, 2028

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Public

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
VNTR Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of VNTR Securities LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

March 28, 2025
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

PUBLIC

VNTR SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF MANHATTAN VENTURE PARTNERS)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$ 4,233,455
Referral Fees Receivable	1,195,434
Prepaid Expenses	41,921
Total Assets	$ 5,470,810

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Commissions Payable	$ 1,807,303
Accounts Payable and Accrued Expenses	107,090
Due to Member	134,047
Due to Affiliate	9,000
Total Liabilities	2,057,440
Member's Equity	3,413,370
Total Liabilities and Member's Equity	$ 5,470,810

See Accompanying Notes to Financial Statements.

Public

VNTR SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF MANHATTAN VENTURE PARTNERS)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note (1) - Nature of business

VNTR Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC") as of December 21, 2016. The Company engages primarily in private placements, in locating and negotiating the acquisition of securities on behalf of investors of funds, and in providing referrals to financial institutions who are seeking to acquire or dispose of shares of privately held companies.

The Company is a wholly owned subsidiary of Manhattan Venture Holdings, LLC (DBA Manhattan Venture Partners) ("Member"). As the Company is a limited liability company, the Member's liability is limited to its investment.

Note (2) - Summary of significant accounting policies

(A) Basis of Presentation
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(B) Revenue recognition:

Revenue from contracts with customers includes fees from private placements, commissions, and referral fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company's private placement contracts engage the Company to sell interests in offerings of funds as well as to locate and negotiate the acquisition of securities on behalf of investors of the funds. Fees from private placements are recognized upon the sale of each interest in an offering as this satisfies the only performance obligation identified by the Company. Commissions from locating and negotiating the acquisition of securities are recognized by the Company upon completion of the acquisition of securities as that is when seller is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to the investors of the funds.

The Company earns referral fees from contracts with financial institutions who seek to acquire or dispose of shares of privately held companies. Referral fees are recognized by the Company upon the acquisition or disposition of the shares by the Company's customer as that is when the seller / purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Public

Note (2) - Summary of significant accounting policies (Continued)

(C) Cash:
The Company maintains its cash balances in high credit quality financial institutions. Balances at times may exceed federally insured limits. Management does not believe the Company is expose to any significant credit risk from balances in excess of federally insured limits.

(D) Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(E) Income taxes:
The Company is a single member limited liability company, and as such, is treated as a disregarded entity under the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate members for federal income tax purposes. Additionally, the Company's state and local taxable income is treated in the same manner. Accordingly, the Company has not provided for federal, state or local income taxes.

Under the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for uncertain tax positions is necessary.

(F) Referral Fees Receivable:
Referral fees receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its referral fees receivable for any uncollectible amounts. The review for uncollectible amounts is based on the Company's collection experience, customer credit worthiness and current economic trends. Based on management's review of referral fees receivable, no allowance for credit losses is considered necessary.

Public

Note (3) - Related party transactions

The Company has an expense sharing agreement with its Member. Under the agreement, the Company pays the Member monthly fees for personnel services, the use of office facilities, technology costs, and other administrative services. The amount expensed by the Company for 2024 under this agreement is approximately $2,051,543. Approximately $76,701 of the balance due to Member at December 31, 2024 arose from this agreement.

Separately, the Member at times pays for certain compensation and other operating expenses attributable to the Company for which the Member subsequently seeks reimbursement. Approximately $57,346 of the balance due to Member as of December 31, 2024 arose from the Member's payment of such expenses that have yet to be reimbursed by the Company.

The Company earned all private placement and commission revenues from a fund in which the manager of the fund is wholly owned by the Company's Member. There are no amounts receivable from the fund at December 31, 2024.

The manager of the fund whom is wholly owned by the Company's Member at times pays for certain operating expenses attributable to the Company for which the manager subsequently seeks reimbursement. The balance due to affiliate as of December 31, 2024 arose from the manager's payment of such expenses that have yet to be reimbursed by the Company.

Financial position and results of operations might differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note (4) - Net capital requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. Rule 15c3-1 requires that the Company maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn, or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $2,398,268 which exceeded its requirement of $137,163 by $2,261,105. The Company had a ratio of aggregate indebtedness to net capital of .86 to 1 at December 31, 2024.

Note (5) – Subsequent events

Management has evaluated subsequent events through the date the financial statements were issued.

Note (6) – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2024.

PUBLIC

Note (7) – Concentrations

All of the Company's private placement and commission revenues were earned from the sale of interests and the location and negotiation of the acquisition of securities of one fund during the year ended December 31, 2024. Approximately 56% of all referral fees were earned from three customers during the year ended December 31, 2024.

All referral fees receivable at December 31, 2024 are due from two customers.

Note (8) - Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placements, commissions from locating and negotiating the acquisition of securities on behalf of investors of funds, and providing referrals. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitutes a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.